SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*

                  NEWPORT NEWS SHIPBUILDING INC.
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                         (Name of Issuer)

              COMMON STOCK PAR VALUE $0.01 PER SHARE
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                  (Title of Class of Securities)

                             652228107
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                          (CUSIP Number)

                         Thomas M. Kitchen
                     Avondale Industries, Inc.
                          5100 River Road
                        Avondale, LA  70094
                          (504) 436-2121

                          with a copy to:

                          Curtis R. Hearn
                     Jones, Walker, Waechter,
               Poitevent, Carrere & Denegre, L.L.P.
                 201 St. Charles Avenue, Floor 51
                       New Orleans, LA 70170
                          (504) 582-8308
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

                           JUNE 3, 1999
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      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 652228107
       1) Names  of Reporting  Persons  I.R.S.  Identification  Nos.  of  Above
          Persons (entities only) ....................................
          Avondale Industries, Inc.                             IRS #39-1097012
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     2)   Check  the   Appropriate   Box  if  a  Member  of  a  Group  (See
          Instructions)
          (a) ........................................................     [  ]
          (b) ........................................................     [  ]
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     3)   SEC Use Only ................................................
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     4)   Source of Funds (See Instructions)...........................   WA,OO
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     5)   Check  if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)........................................    [  ]
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     6)   Citizenship or Place of Organization - Louisiana
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 Number of      (7)  Sole Voting Power .................................    -0-
  Shares        ---------------------------------------------------------------
   Bene-
 ficially       (8)  Shared Voting Power ...............................    -0-
 Owned by       ---------------------------------------------------------------
   Each
Reporting       (9)  Sole Dispositive Power ............................    -0-
  Person        ---------------------------------------------------------------
   With
                (10)  Shared Dispositive Power .........................    -0-
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     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person .............................................    -0-
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     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions) ...................   ____
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     13)  Percent of Class Represented by Amount
          in Row 11                                                         -0-
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     14)  Type of Reporting Person (See Instructions) ..................     CO

Item 1.   Security and Issuer.

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock") of Newport News Shipbuilding Inc., a Delaware corporation (the "Issuer " or "Parent"). The Issuer's principal executive office is 4101 Washington Avenue, Newport News, Virginia, 23607.

Item 2.   Identity and Background.

     This Schedule 13D is being filed by Avondale Industries Inc., a Louisiana corporation ("Avondale" or the "Company"). The address of its principal business and of its principal office is 5100 River Road, Avondale, Louisiana, 70094. Avondale's principal business is the construction of surface ships for the U.S. Navy.

     The names of the directors and executive officers of Avondale and Their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule I, which Schedule is incorporated herein by reference.

     Other than executive officers and directors, to the best of Avondale's knowledge, there are no persons controlling or ultimately in control of Avondale.

     Neither  Avondale  nor, to the best  of its knowledge, any of  the persons listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Avondale nor, to the best of its knowledge, any of the persons listed in Schedule I has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          N/A

Item 4.   Purpose of Transaction.

     On January 19, 1999, Issuer, Ares Acquisition Corporation, a Louisiana corporation and a wholly-owned subsidiary of Issuer ("Sub"), and Avondale entered into an Agreement and Plan of Merger (the "Merger Agreement").

     Concurrently with and as an inducement and condition to the Issuer's entering into the Merger Agreement, the Issuer and Avondale (i) entered into a stock option agreement (the "Company Stock Option Agreement") pursuant to which Avondale granted the Issuer the option to purchase up to 1,312,000 shares of Avondale's common stock (or such greater number as equals 9.9% of the then outstanding shares of Avondale's common stock) at a purchase price of $35.50 per share and (ii) entered into a stock option agreement (the "Parent Stock Option Agreement") pursuant to which the Issuer granted Avondale the option to purchase up to 3,392,000 shares of the Issuer's Common Stock (or such greater number as equals 9.9% of the then outstanding shares of the Issuer's Common Stock) at a price of $29.875 per share. Both the Parent Stock Option Agreement and the Company Stock Option Agreement provided that the option of either of the grantees under either of the agreements was exercisable only after a termination of the Merger Agreement in connection with which a grantee was or might have been entitled to a termination fee pursuant to the terms of the Merger Agreement. Both the Parent Stock Option Agreement and the Company Stock Option Agreement provided that the Notional Total Option Profit (as defined in each such agreement) that either party could realize from the option granted pursuant thereto could not exceed $14 million. All references to the Parent Stock Option Agreement and the Company Stock Option Agreement are qualified in their entirety by the full text of such agreements, filed herewith as Exhibits 2 and 3 and incorporated by reference herein.

     On June 3, 1999, Avondale terminated the Merger Agreement in order to accept an unsolicited superior proposal from Litton Industries, Inc. to acquire Avondale in an all cash transaction at $39.50 per common share.
Immediately thereafter, Avondale entered into a definitive agreement and plan of merger with Litton. Upon Avondale's termination of the Merger Agreement, the Issuer's option under the Company Stock Option Agreement became exercisable. On June 3, 1999, the Issuer exercised the cash-out provision in the Company Stock Option Agreement. On June 8, 1999, Litton paid the $5,248,000 cash-out amount to the Issuer on behalf of Avondale and the Issuer's option was cancelled.

Item 5.   Interest in Securities of the Issuer.

     The Parent Stock Option Agreement provided that Avondale's option was exercisable only after a termination of the Merger Agreement in connection with which Avondale was or could have been entitled to a termination fee. Because Avondale will not be entitled to receive a termination fee as a result of its termination of the Merger Agreement, Avondale's option will not become exercisable. As a result, as of June 3, 1999, Avondale is no longer the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described in Item 4 and Item 5 of this Schedule 13D, neither Avondale nor, to the best of its knowledge, any of the persons listed on
Schedule I has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

     1.    Agreement  and  Plan  of  Merger dated as of January 19, 1999, among
                 Issuer, Ares Acquisition Corporation and Avondale (incorporated by reference to Exhibit 2.1 to Issuer's Form 8-K dated January 22, 1999 (Commission File No. 1-12385)).

     2.    Parent  Stock  Option  Agreement  dated  as  of  January  19,  1999, between Issuer and Avondale (incorporated by reference to Exhibit 2.2 of Issuer's Form 8-K dated January 22, 1999 (Commission File No. 1-12385)).

     3.    Company  Stock  Option  Agreement  dated  as  of  January  19, 1999, between Avondale and Issuer (incorporated by reference to Exhibit 2.3 of Issuer's Form 8-K dated January 22, 1999 (Commission File No. 1-12385)).





                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 18, 1999          AVONDALE INDUSTRIES, INC.



                             By: /s/ THOMAS M. KITCHEN
                                 ----------------------------------------------
                             Name:   Thomas M. Kitchen
                             Title:  Vice President and Chief Financial Officer

                            SCHEDULE I

                Directors and Executive Officers of
                     Avondale Industries, Inc.

     The names, business addresses and present principal occupations of the directors and executive officers of Avondale Industries, Inc. are set forth below. If no business address is given, the director's or executive officer's business address is Avondale Industries, Inc., 5100 River Road, Avondale, Louisiana, 70094. All of Avondale's directors and executive officers are citizens of the United States.

NAME AND BUSINESS ADDRESS                         PRESENT PRINCIPAL OCCUPATION
-------------------------                         ----------------------------
I.  Directors:
    Albert L. Bossier, Jr.                        Avondale's Chairman, Chief Executive Officer and President

    Anthony J. Correro, III                       Partner, Correro Fishman Haygood Phelps Weiss
    201 St. Charles Avenue                        Walmsley & Casteix, L.L.P. (law firm)
    New Orleans, LA  70170

    Francis R. Donovan                            President, Designers and Planners, Inc. (marine
    9216 Dellwood Drive                           engineering, naval architecture and environmental
    Vienna, VA  22180                             planning firm); Vice Admiral, U.S. Navy (retired)

    Kenneth B. Dupont                             Avondale's Vice President Commercial and Offshore Programs

    Thomas M. Kitchen                             Avondale's Vice President, Chief Financial Officer and Secretary

    Hugh A. Thompson                              Retired.  Formerly Professor of Engineering and Dean of the
    12437 Highway 157                             School of Engineering at Tulane University
    Rising Fawn, GA  30738

II. Executive Officers
    (who are not directors):
    R. Dean Church                                Avondale's Vice President and Chief Administrative Officer

    Thomas H. Doussan                             Avondale's Vice President and Chief Operating Officer

    Ronald J. McAlear                             Avondale's Vice President, Advanced Programs and Marketing

    Edmund C. Mortimer                            Avondale's Vice President, Government Programs
